NB Merger Corp.

Room 801, Building C

SOHO Square, No. 88

Zhongshan East 2nd Road, Huangpu District

Shanghai, 200002, China

February 3, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Charles Eastman

Re:	NB Merger Corp.

Amendment No. 1 to Registration Statement on Form S-4

Filed January 22, 2021

File No. 333-251559

Dear Mr. Eastman:

NB Merger Corp. (the “Company,” “we,” “us” or “our”) hereby transmits our response to the comment letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 28, 2021, regarding the Company’s Amendment No. 1 to Registration Statement on Form S-4, File No. 333-251559 (the “Registration Statement”), previously filed with the Commission on January 22, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response.

Amendment No. 1 to Registration Statement on Form S-4

General

1.	We note your response to prior comment 13. Notwithstanding the form of the private transaction, as described in your response, we do not believe that attempting to register the offer and sale of securities that were issued privately is consistent with Section 5. Refer to Question 134.02 of our Securities Act Sections Compliance and Disclosure Interpretations.

Response: As discussed with the staff, the staff intended this comment to relate to prior comment 12, and we have responded below accordingly.

We believe that it is appropriate to register the offer and sale of the securities to the investors in the PIPE transaction. The PIPE investors have entered into definitive subscription agreements to purchase securities in Newborn Acquisition Corp. (“Newborn”). These agreements are binding obligations on the part of the PIPE investors, and their investment decision was made at the time of entry into the subscription agreements, subject only to conditions outside their control, namely the consummation of the Business Combination. Accordingly, the investors in the PIPE will have been at market risk for at least three months, and likely four or more months, by the time shares are issued. In this sense, they are not in any different position than any other investor who purchased securities of Newborn prior to the Business Combination. (See Question 132.18 of the Securities Act Rules Compliance and Disclosure Interpretations (reproduced in Annex A). As highlighted in Question 132.18, the PIPE investors are in substantially the same position as someone who purchased securities in Nuvve or Newborn three months ago and will receive securities of the Company pursuant to Form S-4 exchange.

The Form S-4 registers the exchange of the previously issued PIPE securities in Newborn for the securities of the Company, which only takes place at the closing of the transaction between Newborn and the Company. Since the Newborn securities were deemed to have been owned at the time the PIPE agreements were entered into, and since the Form S-4 registers the exchange of such securities for the securities of the Company in a separate transaction, the Company believes that the securities underlying the PIPE are eligible to be registered for exchange pursuant to Form S-4.

We thank the Staff in advance for its review of the foregoing and the Registration Statement. If you have further comments, we ask that you forward them by electronic mail to our counsel, Giovanni Caruso, Esq., at gcaruso@loeb.com or by telephone at (212) 407-4866.

Very truly yours,

/s/ Wenhui Xiong
Wenhui Xiong Chief Financial Officer

Annex A

Question 132.18

Question: Company A sells mandatorily exchangeable Notes to an investor in a private placement transaction. Under the terms of the Notes, the Notes can be exchanged for a fixed number of shares of Company B, an affiliate of Company A, either at Company A's option or upon the occurrence of certain events outside the investor's control. If such an exchange takes place, when does the holding period for the Company B Shares begin to run for purposes of Rule 144(d)(1)?

Answer: When Company A sells the Notes, there is deemed to be a concurrent private offering of the underlying Company B Shares, and the investor has no subsequent investment decision to make because the exchange is either at Company A's option or occurs automatically upon the occurrence of certain events outside the investor's control. Accordingly, the investor's Rule 144(d) holding period for the Company B Shares would begin at the time the investor originally acquired the Notes from Company A, and not when the investor later receives the Company B Shares in exchange for the Notes.

If the Notes also include a provision allowing the exchange to occur at the investor's option and the investor decides to exchange the Notes for Company B Shares, then the holding period for the Company B Shares would begin on the date of the exchange. If the Notes also include this provision but the exchange occurs not because of the investor's decision but because of either Company A's decision or the occurrence of certain events outside the investor's control, then the holding period for the Company B Shares would begin at the time the investor originally acquired the Notes from Company A. [Mar. 4, 2011]